Filed Pursuant to Rule 424(b)(7)

Registration No. 333-267725

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 18, 2022)

3,363,477 Common Units

Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated October 18, 2022 (the “Prospectus”), covering the resale by selling unitholders of up to 3,363,477 ccommon units representing limited partner interests in us. This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be used or delivered except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 8 of the Prospectus before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common units or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 7, 2023.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Unitholders” in the Prospectus. Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

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SELLING UNITHOLDERS

The holders of vested AAP Class B units may convert such units into AAP Class A units, and, following such conversion, the holders of AAP Class A units may cause AAP to redeem any or all of such AAP Class A units in exchange for the distribution by AAP of an equal number of our common units held by AAP. We previously included in the Prospectus 388,839 common units owned of record by AAP that are distributable to holders of unvested AAP Class B units upon (i) the vesting and conversion of such AAP Class B units into AAP Class A units, and (ii) the subsequent exercise by such holders of their right to redeem the resulting AAP Class A units for such common units. We are amending the table below to include the owners of recently vested and converted AAP Class B units and to include or update information with respect to the interests of such owners and of AAP.

As of August 31, 2023, there were 700,992,512 common units outstanding.

Selling Unitholders	Common Units Beneficially Owned Prior to the Offering	Percentage of Common Units Beneficially Owned Prior to the Offering	Common Units Offered Hereby	Common Units to be Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned After Offering
Plains AAP, L.P.	240,899,508	34.4%	403,235	240,496,273	34.3%
Willie Chiang(1)	946,130	*	353,489	592,641	*
Jeremy Goebel(2)	349,573	*	35,350	314,223	*

* Represents less than 1%.

(1)	This selling unitholder is the Chairman of the Board and Chief Executive Officer of PAGP GP.

(2)	Includes common units held indirectly through a family limited partnership. This selling unitholder is the Executive Vice President and Chief Commercial Officer of Plains.

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